Exhibit (n)(6)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

OFS Capital Corporation

Chicago, Illinois

We have audited the Senior Securities table of OFS Capital Corporation (the “Company”) as of December 31, 2016, 2015 and 2014, which is contained on page S-95 of the Company’s prospectus supplement constituting a part of the registration statement (no. 333-200376) on Form N-2.  The Senior Securities table is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Senior Securities table based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Senior Securities table is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Senior Securities table. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Senior Securities table presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Senior Securities table referred to above presents fairly, in all material respects, the Senior Securities, as defined in Section 18 of the Investment Company Act of 1940, of OFS Capital Corporation at December 31, 2016, 2015 and 2014, in conformity with U.S. generally accepted accounting principles and the instructions to Item 4.3 of Form N-2.

/s/ BDO USA, LLP

Chicago, Illinois

March 29, 2017